Exhibit 99.165

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Canetic Resources Inc.

On March 16, 2005, we reported on the consolidated balance sheets of StarPoint Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2004 and the period from September 5, 2003 to December 31, 2003, as incorporated by reference in the Form 40-F of Canetic Resources Trust.  In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles” included in the Form 40-F.  This supplemental note is the responsibility of the management of StarPoint Energy Trust.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

January 16, 2006

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

Note 14. Financial Statements to United States Generally Accepted Accounting Principles:

Canadian generally accepted accounting principles (“GAAP”) varies in certain significant respects from U.S. GAAP. As required by the United States of America Securities and Exchange Commission, the effect of these principal differences on the Company’s consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on net income (loss) as reported:

($000s)	2004	2003

Net income (loss) as reported in the Consolidated Statement of Operations – Canadian GAAP	$6,405	$(551)
Adjustments
Depletion, depreciation and impairment (Note (a))	(6,268)	(7,984)
Unrealized gain (loss) on financial derivatives (Note (b))	(1,580)	—
Deferred income tax effect of the above adjustments	3,061	3,114
Future tax expense/Deferred tax expense (Note (c))	(1,671)	(974)

Net (loss) and Other Comprehensive Income (Note (e)) – U.S. GAAP	$(53)	$(6,395)

Net (loss) per share
Basic	(0.00)	(0.16)
Diluted	(0.00)	(0.16)
Weighted average number of shares outstanding
Basic	79,642	40,849
Diluted	79,642	40,849

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

($000s)	Canadian GAAP	U.S. GAAP

December 31, 2004
Current
Accounts Receivable & Other Assets	$39,605	$39,605
	39,605	39,605

Property and equipment (Note (a))	242,650	228,398
Goodwill	87,627	87,627
	369,882	355,630

Current
Accounts payable and accrued liabilities (Note (c))	46,447	48,719
Bank loan	74,167	74,167
	120,614	122,886

Financial derivative liabilities (Note (b))	—	1,580
Asset retirement obligation	13,375	13,375
Future income taxes/Deferred income taxes (Notes (a), (b) and (c))	40,170	34,408
	174,159	172,249

Share capital (Note (c))	186,220	186,180
Contributed surplus	3,649	3,649
Retained earnings/(Deficit)	5,854	(6,448)
	195,723	183,381

	369,882	355,630

December 31, 2003
Current
Accounts Receivable	$13,204	$13,204
	13,204	13,204

Property and equipment (Note (a))	78,733	70,749
Goodwill	31,764	31,764
	123,701	115,717

Current
Accounts payable and accrued liabilities (Note (c))	18,422	20,214
Bank loan	7,411	7,411
	25,833	27,625

Financial derivative liabilities (Note (b))	—	—
Asset retirement obligation	2,052	2,052
Future income taxes/Deferred income taxes (Notes (a) and (c))	12,841	9,727
	40,726	39,404

Share capital (Note (c))	82,793	81,975
Contributed surplus	733	733
Deficit	(551)	(6,395)
	82,975	76,313

	123,701	115,717

(a) Property and Equipment and Depletion and Depreciation:

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss exists when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

As a result of applying the U.S. GAAP ceiling test, the Company recorded an impairment of $7,797,000 ($4,756,000 net of deferred income taxes) and $7,984,000 ($4,870,000 net of deferred income taxes) in 2004 and 2003, respectively.  Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion and depreciation will differ in subsequent years.  As a result of the additional ceiling test impairment for U.S. GAAP purposes the difference in depletion and depreciation was $1,529,000 ($933,000 net of deferred income taxes) and $nil in 2004 and 2003, respectively.

(b) Derivative Financial Instruments:

Under Canadian GAAP, unrealized gains or losses on derivative instruments that meet specific hedge accounting criteria are not recorded in current income or on the consolidated balance sheet. For Canadian purposes, the Company formally documented and designated all hedging relationships and verified that its hedging instruments were effective in offsetting changes in actual commodity prices received by the Company.

U.S. GAAP requires that all derivative instruments (including derivative instruments embedded in other contracts) be recorded on the consolidated balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. Hedge accounting treatment allows unrealized gains and losses associated with qualifying cash flow hedges to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs, and requires that a company formally document, designate, and assess the effectiveness of derivative instruments that receive hedge accounting treatment. Any ineffectiveness must be reported in current income.

The hedging documentation requirements under Canadian GAAP differ in certain respect from those required under U.S. GAAP. Accordingly, certain derivatives accounted for as hedges under Canadian GAAP may not qualify for hedge accounting treatment under U.S. GAAP. The Company’s hedging documentation does not meet all of the U.S. GAAP requirements for hedge accounting. As a result, all derivative financial instruments, including those that qualify for hedge accounting under Canadian GAAP, are recorded at fair value with the changes in fair value recognize in current income for U.S. GAAP purposes. The impact on the balance sheet in 2004 resulted in a financial derivative liability of $1,580,000 ($964,000 net of deferred income taxes) and a derivative loss of $1,580,000 ($964,000 net of deferred income taxes) reflected in the income statement for U.S. GAAP purposes. The financial statement impact in 2003 was $nil.

(c) Flow-Through Shares:

Under Canadian GAAP, flow-through shares are recorded at their face value when issued.  When the entity acquires assets the carrying value may exceed the tax basis as a result of the entity renouncing the tax deductions to the investors. The tax effect of the temporary difference is recorded as a cost of issuing the flow-through shares.

Under U.S. GAAP, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

As a result of applying the U.S. guidance in 2004, the Company recorded a $778,000 increase in share capital (2003 - $818,000 decrease), a liability, as discussed above, of $480,000 (2003 - $1,792,000), $1,671,000 of deferred income tax expense (2003 - $974,000) and a deferred income tax liability for $413,000 (2003 – $nil).

(d) Stock-Based Compensation:

Under Canadian GAAP, the Company follows the fair value method of accounting for stock based compensation.  Effective January 1, 2003, the Company also adopted SFAS No. 123, “Accounting for stock-based compensation” under the prospective transition methodology described in SFAS No. 148. Accordingly, there is no difference between Canadian and U.S. GAAP in relation to accounting for stock-based compensation.

(e) Other Comprehensive Income:

Comprehensive income is recognized and measured under U.S. GAAP pursuant to SFAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources.  Comprehensive income is equivalent to net income in 2004 and 2003.

(f) Cash Flow Statement:

The Company denotes cash flows from operating activities before changes in non-cash working capital on the consolidated statement of cash flows as a separate line. This line item would not be presented under U.S. GAAP.  There are no other differences in relation to presentation of the cash flow statement between and Canadian and U.S. GAAP.